HAWAIIAN HOLDINGS, INC.

December 1, 2008

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 3, 2008
File No. 001-31443

Dear Mr. Morris:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated October 27, 2008 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.  The Staff’s comments from the October 27, 2008 letter are reproduced below in bold-faced text followed by the Company’s respective response.  References herein to “Hawaiian” refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 115

1.            Please revise this annual report to provide a statement that the public accounting firm that audited the financial statements included in the annual report has issued an attestation report.  Refer to Item 308(a)(4) of Regulation S-K

The Company respectfully acknowledges the Staff’s comment and advises the Staff that although there is no statement with reference to an attestation report, the public accounting firm’s attestation report opining on the Company’s internal control over financial reporting covering the consolidated financial statements included in the annual report is included in and part of Item 9A. Controls and Procedures.  The Company will revise future filings, starting with our Annual Report on Form 10-K for the year ended December 31, 2008 to include a statement that the public accounting firm that audited the financial statements included in the annual report has also issued an attestation report on the Company’s internal controls over financial reporting as presented below:

The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K.  Ernst & Young’s report on the Company’s internal control over financial reporting appears below.

Schedule 14A filed on April 11, 2008

Executive Compensation, page 13

2.            It is unclear whether the 2007 employment agreements for your named executive officers contained incentive targets and whether those targets differ from the targets used for the annual and long-term incentive plans.  In future filings, please revise to clarify whether the employment agreements for the named executive officers contain targets.  If they do, please confirm that you will disclose the targets.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the aforementioned employment agreements do not contain performance targets.  Such agreements establish the potential annual incentive compensation payment target (as a percentage of base salary) that may be payable to the executive if annual performance goals established by the Compensation Committee under the Company’s annual incentive compensation plan are met or exceeded.  The Company will clarify the ambiguity in the description of potential annual incentive compensation payments provided in the employment agreements in future filings.

3.          We note that you have not disclosed the performance targets for the 2007 annual incentive compensation plan.  We also note that the annual compensation plan has been revised for 2008.  Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their annual (and, if applicable, long-term) incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that disclosure of financial and non-financial targets under the Company’s annual incentive compensation plan is likely to result in competitive harm to the Company.

As described in the Company’s 2007 Definitive Proxy Statement on Schedule 14A, filed on April 11, 2008 (the “Proxy”), for 2008 the Company will measure financial performance for purposes of executive incentive compensation based on the following metrics:

•                  stock appreciation relative to peer group companies

•                  the Company’s revenue per available seat mile (RASM)

•                  the Company’s cost per available seat mile (CASM)

•                  the Company’s RASM growth minus CASM growth

•                  the Company’s return on invested capital

•                  earnings before interest, taxes, depreciation, amortization and rent (EBITDAR)

In addition, for 2008 the Company will measure non-financial performance for purposes of executive incentive compensation based on criteria including the following:

•                  customer value

•                  operational excellence

•                  confidence among stakeholders

Competitive Harm Analysis

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), a Company is not required to disclose specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to the Company.  Instruction 4 and the Staff’s compliance and disclosure interpretations on Regulation S-K (particularly Question 118.04) further clarify that the standard used in determining whether disclosure would cause competitive harm is the same standard that would apply if the Company requested confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406, Exchange Act Rule 24b-2 and the standards addressed in case law.

Case law establishes a three-part test that must be satisfied to meet the standard for nondisclosure under Securities Act Rule 406 and Exchange Act Rule 24b-2 (which standard derives from an exemption available under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), referred to herein as the “Exemption”):  (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character, (2) it must be obtained from a “person,” which includes a corporation, and (3) it must be privileged or confidential.  Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996).  The financial and non-financial performance targets under the Company’s annual incentive compensation plan are commercial or financial in nature and, if disclosed, would be obtained from a person, i.e., the Company.  As discussed below, the Company has concluded that such performance targets are confidential and, accordingly, the Company believes such targets are not required to be disclosed on the basis that such disclosure would result in competitive harm to the Company.

Courts have held that business and financial matters are “confidential” for purposes of applying the nondisclosure standard if they are not of the type that “would customarily be disclosed to the public,” Nat’l Parks & Conservation Ass’n v. Kleppe, 547 F. 2d 672, 677 (D.C. Cir. 1976), and disclosure of such information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained,” Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  The Exemption has been held to apply to a broad variety of commercial data including sales and profit data, market share data and results of internal audits of books containing similar types of information.  Burke Energy Corp. v. Dept. of Energy, 583 F. Supp. 507, 511 (D. Kan. 1984), citing Sterling Drug, Inc. v. Fed Trade Comm., 450 F.2d 698, 709 (D.C. Cir. 1971) and Nat’l Parks & Conservation Ass’n v. Morton, 351 F. Supp. 404, 405-06 (D. D.C. 1972).

In developing its annual incentive compensation plan for 2008, the Compensation Committee consulted with Watson Wyatt Worldwide to formulate an incentive compensation program that would, as described in the Proxy, “provide a systematic approach to reviewing the performance of the Company and each named executive officer.”  This systematic approach has been carefully crafted to link executive incentive compensation with the Company’s financial, operating and competitive performance.

The Company’s annual financial performance targets for executive incentive compensation represent key components of the Company’s internal budgeting goals.  As described above, the Company’s financial performance, for this purpose, is measured by RASM, CASM, RASM growth minus CASM growth, return on invested capital and EBITDAR.  The performance goals for each such metric are highly sensitive and the Company does not customarily disclose them to investors or persons outside of the Company’s core management team.  In addition, the Company’s competitors in the airline industry do not customarily disclose similar financial performance targets.  As a result, the Company believes that disclosure of its annual financial performance targets would give the Company’s competitors an unfair competitive advantage over the Company and weaken the Company’s bargaining position with key suppliers.  If disclosed, the financial performance goals would provide the Company’s competitors and suppliers insight into the Company’s financial projections and the ability to use such information for increased leverage in competition with and negotiations against the Company.

In addition, the Company is required to report periodically its actual financial performance with both the SEC and the Bureau of Transportation Statistics, all of which information is publicly available to the Company’s investors and stakeholders.  Accordingly, reporting the Company’s financial performance targets will not contribute meaningfully to the abundance of financial information already required to be reported by the Company.  Furthermore, if provided additional disclosure regarding the difficulty of attaining Company financial performance targets, the Company believes investors will have sufficient information to understand the potential incentives available to named executive officers to achieve such targets.  As described in the Proxy, each named executive officer’s potential incentive compensation is calculated as a designated percentage of such officer’s base salary, giving investors and stakeholders the ability to clearly identify the potential incentive compensation payments that may be made to any named executive officer for any fiscal year.  Such target bonus payments are further clarified and quantified in the Grants of Plan-Based Awards table included in the Company’s Proxy.  Accordingly, the Company believes that disclosure of its annual financial performance targets will not materially affect investors’ understanding of the Company’s financial performance or its incentive compensation program for named executive officers.

The Company’s annual non-financial performance targets for executive incentive compensation represent key components of the Company’s operating goals and relate directly to the Company’s competitive position and cost-containment strategies.  As described in the Proxy, these non-financial criteria include customer value, operational excellence and confidence among stakeholders.  In order to measure the achievement of such non-financial criteria the Company gathers valuable information regarding public opinion, specific operational factors such as flight punctuality, baggage handling and incidence of occupational injuries and illness, as well as strategic cost-saving endeavors such as outsourcing and development of information technology.  The Company does not customarily disclose the non-financial goals to investors or persons outside of the Company’s core management team and the Company’s competitors in the airline industry do not customarily disclose similar non-financial performance targets.  Making available to the Company’s competitors such sensitive information will place the Company at a competitive disadvantage and undermine the ability of the Company to actually achieve such non-financial goals in the highly competitive airline industry.  For example, competitors using such information could seek to gain an unfair advantage over the Company by focusing their own operations to increasingly target and provide enhanced services to the limited population of travelers with respect to which the Company competes for airline fares.

The Company respectfully submits that the mix of information included in the Proxy is sufficient to enable investors to understand how the Company’s performance affects the compensation a named executive officer may receive.  Furthermore, the Company respectfully submits that disclosure of the Company’s financial and non-financial performance targets under the Company’s annual incentive compensation plan is likely to result in competitive harm to the Company and, therefore, such performance targets need not be disclosed in the Company’s Definitive Proxy Statement on Schedule 14A.  The Company shall, however, comply in future filings with the requirement, pursuant to Instruction 4, to explain the difficulty or likelihood of achievement of the Company’s financial and non-financial performance targets for the applicable reporting period.

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Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.             The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP
Dave Dickson, Ernst & Young LLP
Paul Kobayashi, Hawaiian Airlines, Inc.